Exhibit 99.1

Canaan Inc. Reports Unaudited Second Quarter 2022 Financial Results

BEIJING, August 18, 2022 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended June 30, 2022.

Second Quarter 2022 Operating and Financial Highlights

Total computing power sold was 5.5 million Thash/s, representing an increase of 27.5% from 4.3 million Thash/s in the first quarter of 2022 and a decrease of 7.7% from 5.9 million Thash/s in the same period of 2021.

Revenues were RMB1,652.7 million (US$246.7 million), representing an increase of 21.9% from RMB1,356.1 million in the first quarter of 2022 and an increase of 52.8% from RMB1,081.8 million in the same period of 2021.

Gross profit was RMB929.7 million (US$138.8 million), representing an increase of 12.0% from RMB829.8 million in the first quarter of 2022 and an increase of 117.3% from RMB427.9 million in the same period of 2021.

Net income was RMB608.9 million (US$90.9 million), representing an increase of 37.9% from RMB441.6 million in the first quarter of 2022 and an increase of 148.6% from RMB245.0 million in the same period of 2021.

Non-GAAP adjusted net income was RMB688.2 million (US$102.7 million), representing an increase of 26.6% from RMB543.4 million in the first quarter of 2022 and an increase of 115.0% from RMB320.1 million in the same period of 2021.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “We went through a challenging second quarter as the Bitcoin price continued to tumble down to under US$20 thousand. The COVID-19 containment lockdown in key cities in China also brought severe disruptions to our daily operations and demand for our AI chips. Facing these obstacles, we strived to deliver for our clients and achieved total computing power sold of 5.5 million Thash/s, up 27.5% sequentially. In order to support our global expansion, we further integrated operations overseas in our Singapore international headquarters, which now features a Research and Development team and other operational functions. Leveraging our Singapore office, we extended our supply chain into Southeast Asia during the second quarter and completed the initial batch of deliveries. During the second quarter, we continued to collaborate with mining farm partners to ramp up our mining business, and generated an increasing number of Bitcoins with an improved power supply. As of June 30, 2022, we held a total of 346.84 Bitcoins. Overall, we are fully aware of the downward pressure from the Bitcoin price since the last fourth quarter and expect it to bring prolonged headwinds to our performance in the coming quarters. Nevertheless, we believe in the unique value of Bitcoin and its long-term prospects. We are committed to developing our supercomputing technology on more advanced nodes and providing competitive products and best-of-class services to clients around the world.”

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “In the second quarter of 2022, we generated total revenue of RMB1,652.7 million, in line with our guidance range. The solid topline performance primarily resulted from the sequentially increased computing power sold and relatively high average selling price we secured with contract sales from previous quarters where the Bitcoin price was at a higher level. As the Bitcoin price further decreased in the second quarter, we responsively lowered our product price for spot sales to shoulder the pressure with our clients. On the other hand, wafer price stays high on the cost front. Therefore, we expect the gross margin to decrease dramatically in the second half of this year. Looking forward to the coming quarters, we see a tougher market environment from the lower Bitcoin price level, overall increased energy price, and various pandemic and geopolitical uncertainties globally, which may all jeopardize the demand and price for our products. Being prepared for this difficult time, we endeavor to maintain healthy cash flows and strengthen our supply chain for smooth delivery. In addition to our diligent business operations, we continued to execute our share repurchase program to drive value for our shareholders.”

Second Quarter 2022 Financial Results

Revenues in the second quarter of 2022 were RMB1,652.7 million (US$246.7 million), representing an increase of 21.9% from RMB1,356.1 million in the first quarter of 2022 and an increase of 52.8% from RMB1,081.8 million in the same period of 2021.

Products revenue in the second quarter of 2022 was RMB1,600.4 million (US$238.9 million), representing an increase of 20.9% from RMB1,323.6 million in the first quarter of 2022 and an increase of 48.3% from RMB1,079.4 million in the same period of 2021. The increase over the first quarter of 2022 was mainly attributable to the increase in total computing power sold, and the increase over the second quarter of 2021 was mainly attributable to the increase in the average selling price per Thash/s. The increases over the first quarter of 2022 and the second quarter of 2021 were partially offset by the decreases in AI revenue from RMB3.7 million in the first quarter of 2022 and RMB3.8 million in the second quarter of 2021 to RMB1.6 million (US$0.2 million) in the second quarter of 2022, respectively.

Mining revenue in the second quarter of 2022 was RMB52.1 million (US$7.8 million), representing an increase of 60.9% from RMB32.4 million in the first quarter of 2022 and an increase of 7,853.6% from RMB0.7 million in the same period of 2021. The increases in mining revenue over the first quarter of 2022 and the second quarter of 2021 were mainly attributable to the improved electricity supply of mining machines.

Cost of revenues in the second quarter of 2022 was RMB722.9 million (US$107.9 million), representing an increase of 37.4% from RMB526.3 million in the first quarter of 2022 and an increase of 10.6% from RMB653.9 million in the same period of 2021. The sequential and year-over-year increases in cost of revenues were in line with revenue growth.

Gross profit in the second quarter of 2022 was RMB929.7 million (US$138.8 million), representing an increase of 12.0% from RMB829.8 million in the first quarter of 2022 and an increase of 117.3% from RMB427.9 million in the same period of 2021.

Total operating expenses in the second quarter of 2022 were RMB270.5 million (US$40.4 million), representing an increase of 7.7% from RMB251.2 million in the first quarter of 2022 and an increase of 3.1% from RMB262.4 million in the same period of 2021.

Research and development expenses in the second quarter of 2022 were RMB103.9 million (US$15.5 million), representing an increase of 2.7% from RMB101.2 million in the first quarter of 2022 and an increase of 48.7% from RMB69.9 million in the same period of 2021. The sequential increase was primarily attributable to the increased staff costs in technology-related departments. The year-over-year increase was primarily attributable to the increased staff costs in technology-related departments, partially offset by the decreased share-based expenses. Research and development expenses in the second quarter of 2022 also included share-based compensation expenses of RMB17.5 million (US$2.6 million).

Sales and marketing expenses in the second quarter of 2022 were RMB21.1 million (US$3.2 million), representing an increase of 5.8% from RMB20.0 million in the first quarter of 2022 and a decrease of 18.3% from RMB25.9 million in the same period of 2021. The sequential increase was mainly due to the increased share-based expenses. The year-over-year decrease was mainly driven by decreased staff costs, partially offset by the increased share-based expenses. Sales and marketing expenses in the second quarter of 2022 also included share-based compensation expenses of RMB4.4 million (US$0.7 million).

General and administrative expenses in the second quarter of 2022 were RMB145.4 million (US$21.7 million), representing an increase of 11.8% from RMB130.0 million in the first quarter of 2022 and a decrease of 12.7% from RMB166.6 million in the same period of 2021. The sequential increase was mainly due to the increase in professional service fees. The year-over-year decrease was mainly due to decreased share-based compensation expenses, partially offset by increased professional fees and staff costs. General and administrative expenses in the second quarter of 2022 also included share-based compensation expenses of RMB82.3 million (US$12.3 million).

Income from operations in the second quarter of 2022 was RMB659.3 million (US$98.4 million), representing an increase of 13.9% from RMB578.6 million in the first quarter of 2022 and an increase of 298.4% from RMB165.5 million in the same period of 2021.

Impairment on cryptocurrency in the second quarter of 2022 was RMB30.0 million (US$4.5 million), compared to RMB0.4 million in the first quarter of 2022 and nil in the same period of 2021. The sequential and year-over-year increases were mainly due to the decreased Bitcoin price at the end of the second quarter of 2022.

Net income attributable to ordinary shareholders in the second quarter of 2022 was RMB608.9 million (US$90.9 million), representing an increase of 37.9% from RMB441.6 million in the first quarter of 2022 and an increase of 148.6% from RMB245.0 million in the same period of 2021.

Non-GAAP adjusted net income in the second quarter of 2022 was RMB688.2 million (US$102.7 million), representing an increase of 26.6% from RMB543.4 million in the first quarter of 2022 and an increase of 115.0% from RMB320.1 million in the same period of 2021. Non-GAAP adjusted net income excludes share-based compensation expenses and change in fair value of warrant liability. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the second quarter of 2022 was an income of RMB55.1 million (US$8.2 million), compared with a loss of RMB4.8 million in the first quarter of 2022 and a loss of RMB10.2 million in the same period of 2021, due to the US dollar appreciation against the Renminbi during the second quarter of 2022.

Basic net earnings per American depositary share (“ADS”) in the second quarter of 2022 was RMB3.53 (US$0.53). In comparison, basic net earnings per ADS in the first quarter of 2022 and in the same period of 2021 were RMB2.57 and RMB1.46, respectively. Each ADS represents 15 of the Company’s Class A ordinary shares.

Diluted net earnings per ADS in the second quarter of 2022 was RMB3.53 (US$0.53). In comparison, diluted net earnings per ADS in the first quarter of 2022 and in the same period of 2021 were RMB2.57 and RMB1.40, respectively. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of June 30, 2022, the Company held cryptocurrency assets that comprised 346.84 Bitcoins, with a carrying value of RMB51.3 million (US$7.7 million).

Contract liabilities as of June 30, 2022, were RMB1,017.5 million (US$151.9 million), decreasing from RMB1,340.7 million as of December 31, 2021, mainly due to decreased customer advances from sales orders of Bitcoin mining machines.

As of June 30, 2022, the Company had cash and cash equivalents of RMB2,640.7 million (US$394.2 million), compared to RMB2,684.3 million as of December 31, 2021.

Shares Outstanding

As of June 30, 2022, the Company had a total of 158,329,596 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

The Company’s Share Repurchase Update

On March 16, 2022, the Company announced that its board of directors authorized a share repurchase program (the “Share Repurchase Program”) under which the Company may repurchase up to US$100 million worth of its outstanding (i) ADSs, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022.

As of August 12, 2022, the Company has repurchased a total of 2.8 million ADSs with an aggregate value of US$10.3 million and an average repurchase price of US$3.63 per ADS under the Share Repurchase Program.

The Repurchase of Outstanding Warrants

On June 23, 2022, the Company announced that it has entered into agreements with certain warrant holders to repurchase over 4.72 million outstanding warrants of the Company for an aggregate purchase price of approximately US$6.61 million. The Warrants were issued by the Company in May 2021 pursuant to (i) certain Securities Purchase Agreement between the Company and the purchasers party thereto, dated April 29, 2021, and (ii) certain placement agent agreement between the Company and the placement agents thereto, dated April 29, 2021.

The Company has made full payment for the repurchase transactions and is in the process of canceling the warrants. The completion of the warrant repurchase eliminates all outstanding warrants and streamlines the capital structure of the Company, which enables the Company more financing flexibility in the capital markets.

Business Outlook

For the third quarter of 2022, the Company expects total net revenues to be in the range of RMB900 million (US$134.4 million) to RMB1,100 million (US$164.2 million), representing a decrease of 17% to 32% from the third quarter of 2021. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on August 18, 2022 (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:                           Canaan Inc. Second Quarter 2022 Earnings Conference Call

Registration Link:                 https://register.vevent.com/register/BIe6433722372f49d8bdb6579d1dc929fe

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company's investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world's first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non--GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted net income, as supplemental measures to review and assess its operating performance. The Company defines adjusted net income as net income excluding share-based compensation expenses and change in fair value of warrant liability. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation and change in fair value of warrant liability have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,684,342	2,640,687	394,244
Restricted cash	47,362	-	-
Accounts receivable, net	367	-	-
Inventories	812,363	1,626,240	242,791
Prepayments and other current assets	1,729,027	1,420,322	212,048
Total current assets	5,273,461	5,687,249	849,083
Non-current assets:
Cryptocurrency	20,310	51,340	7,665
Property, equipment and software	185,566	327,029	48,824
Right-of-use assets, net	30,920	30,172	4,505
Deferred tax assets	99,044	50,685	7,567
Other non-current assets	2,956	28,262	4,219
Non-current financial investment	20,000	20,000	2,986
Total non-current assets	358,796	507,488	75,766
Total assets	5,632,257	6,194,737	924,849
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	143,441	96,991	14,480
Contract liabilities	1,340,731	1,017,468	151,904
Income tax payable	148,719	184,637	27,566
Accrued liabilities and other current liabilities	437,394	161,726	24,145
Lease liabilities, current	14,819	15,233	2,274
Total current liabilities	2,085,104	1,476,055	220,369
Non-current liabilities:
Lease liabilities, non-current	16,292	11,813	1,764
Warrant liability	66,347	-	-
Other non-current liabilities	5,824	5,080	758
Total liabilities	2,173,567	1,492,948	222,891
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,804,138,492 shares issued, 2,577,386,552 and 2,572,534,112 shares outstanding as of December 31, 2021 and June 30, 2022, respectively)	1	1	-
Subscriptions receivable from shareholders	(1)	(1)	-
Treasury stocks (US$0.00000005 par value; 226,751,940 shares as of December 31, 2021 and 231,604,380 shares as of June 30, 2022, respectively)	(231,281)	(230,081)	(34,350)
Additional paid-in capital	2,891,134	3,096,760	462,334
Statutory reserves	97,420	97,420	14,544
Accumulated other comprehensive loss	(101,925)	(51,626)	(7,708)
Retained earnings	803,342	1,789,316	267,138
Total shareholders’ equity	3,458,690	4,701,789	701,958
Total liabilities and shareholders’ equity	5,632,257	6,194,737	924,849

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$
Revenues
Product revenue	1,079,429	1,323,593	1,600,420	238,936
Mining revenue	655	32,375	52,096	7,778
Leases revenue	1,634	-	-	-
Others	43	145	145	22
Total revenues	1,081,761	1,356,113	1,652,661	246,736
Cost of revenues	(653,874)	(526,319)	(722,938)	(107,932)
Gross profit	427,887	829,794	929,723	138,804
Operating expenses:
Research and development expenses	(69,905)	(101,155)	(103,924)	(15,515)
Sales and marketing expenses	(25,860)	(19,966)	(21,122)	(3,153)
General and administrative expenses	(166,633)	(130,039)	(145,419)	(21,710)
Total operating expenses	(262,398)	(251,160)	(270,465)	(40,378)
Income from operations	165,489	578,634	659,258	98,426
Interest income	1,977	3,244	2,076	310
Change in fair value of warrant liability	77,676	(445)	25,042	3,739
Impairment on cryptocurrency	-	(368)	(30,025)	(4,483)
Investment income	93	-	-	-
Interest expense	(15)	-	-	-
Foreign exchange gains, net	(556)	913	114,264	17,059
Other income, net	636	423	5,976	892
Income before income tax expenses	245,300	582,401	776,591	115,943
Income tax expense	(337)	(140,799)	(167,677)	(25,034)
Net income	244,963	441,602	608,914	90,909
Foreign currency translation adjustment, net of nil tax	(10,241)	(4,789)	55,089	8,225
Total comprehensive income	234,722	436,813	664,003	99,134
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	2,523,225,188	2,580,294,054	2,584,644,729	2,584,644,729
— Diluted	2,621,690,830	2,582,735,151	2,585,684,866	2,585,684,866
Net earnings per Class A and Class B ordinary share (cent per share)
— Basic	9.71	17.11	23.56	3.52
— Diluted	9.34	17.10	23.55	3.52
Share-based compensation expenses were included in:
Cost of revenues	92	-	104	16
Research and development expenses	29,589	19,962	17,482	2,610
Sales and marketing expenses	1,889	2,118	4,392	656
General and administrative expenses	121,235	79,267	82,301	12,287

The table below sets forth a reconciliation of net income to non-GAAP adjusted net income for the period indicated:

	For the Three Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$
Net income	244,963	441,602	608,914	90,909
Share-based compensation expenses	152,805	101,347	104,279	15,569
Change in fair value of warrant liability	(77,676)	445	(25,042)	(3,739)
Non-GAAP adjusted net income	320,092	543,394	688,151	102,739